                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2005

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                           Commission File Number: <>

                        COMMUNITY SHORES BANK 401(K) PLAN

                        COMMUNITY SHORES BANK CORPORATION
                              1030 W. NORTON AVENUE
                            MUSKEGON, MICHIGAN 49441
                                 (231) 780-1800

                        COMMUNITY SHORES BANK 401(k) PLAN

                                TABLE OF CONTENTS

                                                                                     PAGE
                                                                                     ------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

   Statements of Net Assets Available for Benefits                                     2

   Statements of Changes in Net Assets Available for Benefits                          3

   Notes to Financial Statements                                                     4-8

SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2005

   Form 5500 Schedule H, Line 4i  - Schedule of Assets (Held at End of Year)        9-10

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable.

                              REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

                                                              May 19, 2006

Plan Administrator and Participants
Community Shores Bank 401(k) Plan
Muskegon, Michigan

We have audited the accompanying statements of net assets available for benefits of COMMUNITY SHORES BANK 401(k) PLAN as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the COMMUNITY SHORES BANK 401(k) PLAN as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2005 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

                                                /s/ REHMANN ROBSON

                        COMMUNITY SHORES BANK 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                      DECEMBER 31
                                                                -----------------------
                                    ASSETS                        2005         2004
                                                                ----------   ----------
INVESTMENTS, AT FAIR VALUE

 Pooled separate accounts                                       $1,234,787   $1,041,234
 Community Shores Bank Corporation common stock                    609,370      481,042
 Participant loans                                                   5,886            -
                                                                ----------   ----------

TOTAL INVESTMENTS, AT FAIR VALUE                                 1,850,043    1,522,276

Guaranteed investment contract, at contract value                      801        6,631
                                                                ----------   ----------

TOTAL INVESTMENTS                                                1,850,844    1,528,907

Cash                                                                     4           46
                                                                ----------   ----------

TOTAL ASSETS (EQUAL TO NET ASSETS AVAILABLE FOR BENEFITS)       $1,850,848   $1,528,953
                                                                ==========   ==========

The accompanying notes are an integral part of these financial statements.

                        COMMUNITY SHORES BANK 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                  YEAR ENDED DECEMBER 31
                                                                 -------------------------
                                                                    2005          2004
                                                                 ----------     ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
 INVESTMENT INCOME

  Net appreciation in fair value of investments in
   Pooled separate accounts                                      $   85,807     $   92,219
   Common stock                                                      91,321          7,484
  Interest and dividends                                                272             68
                                                                 ----------     ----------
 INVESTMENT INCOME                                                  177,400         99,771
                                                                 ----------     ----------

 CONTRIBUTIONS

  Participants'                                                     166,975        156,766
  Employer's                                                        131,065         88,456
  Rollovers                                                               -         87,041
                                                                 ----------     ----------
 TOTAL CONTRIBUTIONS                                                298,040        332,263
                                                                 ----------     ----------

TOTAL ADDITIONS                                                     475,440        432,034
                                                                 ----------     ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

 Benefits paid to participants                                      140,017         10,458
 Administrative expenses                                             13,528         10,445
                                                                 ----------     ----------
TOTAL DEDUCTIONS                                                    153,545         20,903
                                                                 ----------     ----------

NET INCREASE                                                        321,895        411,131

NET ASSETS AVAILABLE FOR PLAN BENEFITS

 Beginning of year                                                1,528,953      1,117,822
                                                                 ----------     ----------

 END OF YEAR                                                     $1,850,848     $1,528,953
                                                                 ==========     ==========

The accompanying notes are an integral part of these financial statements.

                        COMMUNITY SHORES BANK 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following description of the COMMUNITY SHORES BANK (the "Bank" or "Sponsor") 401(k) PLAN (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      DESCRIPTION OF THE PLAN

            GENERAL

            The Plan is a defined contribution plan covering all employees of the Bank who have six months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

            CONTRIBUTIONS

            Participants may contribute annual compensation as defined in the Plan up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The 2005 and 2004 matching amount contributed to each participant was 75% of the first 6% of the employee's deferred compensation, up to a maximum matching contribution of 4.50%. Participants direct the investment of contributions into various investment options offered by the Plan. In addition to Community Shores Bank Corporation common stock, the Plan currently offers thirty-one pooled separate accounts and a guaranteed investment contract with John Hancock as investment options for participants. Contributions are subject to certain limitations.

            PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution, the Bank's match, and allocations of Plan earnings, and charged with an allocation of custodial fees. Plan earnings are allocated based on the ratio of each participant's account balance to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            VESTING

            Participants are immediately vested in their contributions, the Bank's contributions, and earnings thereon.

                        COMMUNITY SHORES BANK 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

            PARTICIPANT LOANS

            Effective December 31, 2004, loans are allowed under the Plan. Participants may borrow from their accounts a minimum of $1,000, up to a maximum of 50% of the participants elective contributions account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000 reduced by the participant's highest outstanding loan balance during the 12 months immediately preceding the loan disbursement date. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest based upon the prime rate. Principal and interest is paid ratably through payroll deductions.

            PAYMENT OF BENEFITS

            On termination of service due to death, disability, retirement, or other reasons, a participant or his or her beneficiary may elect to receive a lump-sum amount equal to the value of the participant's account.

            ADMINISTRATIVE EXPENSES

            The Plan's administrative expenses, including salaries, accounting, recordkeeping, and legal, are paid by the Bank and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Custodial service fees are paid by the Plan. Fees for stock transactions through Northwestern Mutual Investment Services, LLC, are allocated to the accounts of those participants electing this investment option.

      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            BASIS OF ACCOUNTING

            The financial statements of the Plan are prepared using the accrual method of accounting.

            USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                        COMMUNITY SHORES BANK 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

            INVESTMENT VALUATION AND INCOME RECOGNITION

            The Plan's investments in pooled separate accounts with John Hancock are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by John Hancock Life Insurance Company ("John Hancock"), the insurance company sponsoring the funds, based upon the net asset values of the underlying securities held by the funds. The guaranteed interest contract is valued at contract value as estimated by the issuing insurance company. Contract value represents contributions made under the contract, plus interest, less withdrawals. Investment in the Plan Sponsor's common stock is valued at fair value, based on quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair values.

            Unrealized appreciation or depreciation in the aggregate fair value of investments represents the change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

            Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

            PAYMENT OF BENEFITS

            Benefits are recorded when paid.

2. INVESTMENTS

      Investments representing 5% or more of the Plan's net assets available for benefits are as follows at December 31:

                                                                 2005              2004
                                                             -------------     -------------
Pooled separate accounts:
  John Hancock Lifestyle Balanced                            $     239,889     $     185,221
  John Hancock Lifestyle Growth                                    160,263           169,114
  JH T. Rowe Price Science & Technology Fund                             -           107,545
  JH Fidelity Advisor Dividend Growth Fund                               -           100,673
  JH Pimco Total Return Fund                                             -            94,144
  500 Index Fund                                                         -            85,574

Community Shores Bank Corporation common stock                     609,370           481,042

                        COMMUNITY SHORES BANK 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

3.    GUARANTEED INVESTMENT CONTRACT

      The Plan maintains a benefit-responsive investment contract with John Hancock. The contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by John Hancock. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The effective rates were approximately 3.55% and 2.45% for 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon with the issuer.

4.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are common stock of the Plan sponsor, units of pooled separate accounts managed by John Hancock, and a guaranteed investment contract with John Hancock. John Hancock is the custodian and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the custodial services amounted to $11,482 and $9,728 for 2005 and 2004, respectively.

5.    INCOME TAX STATUS

      The Bank's Board of Directors adopted the Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement ("CODA"). The Plan document has received an opinion letter from the Internal Revenue Service dated November 27, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax exempt.

6.    PLAN TERMINATION

      Although it has not expressed an intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                        COMMUNITY SHORES BANK 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

7.    RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in common stock of the Plan sponsor, a guaranteed investment contract, and in pooled separate accounts with underlying assets consisting of any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of contributions paid to the Plan as reported in these financial statements to the Form 5500 for the year ended December 31, 2004:

Contributions reported in these financial statements               $    332,263
Plus participant and employer contributions receivable
  as of the beginning of the year                                         9,833
                                                                   ------------

CONTRIBUTIONS REPORTED ON FORM 5500                                $    342,096
                                                                   ============

      The employer and participant contributions as reported on the December 31, 2004 financial statements, are less than the amounts recorded in the Form 5500 by $3,594 and $6,239, respectively.

      The employer and participant contributions as reported in the December 31, 2005 financial statements equal the amounts recorded in the 2005 Form 5500.

                                    * * * * *

                        COMMUNITY SHORES BANK 401(k) PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2005

                                    PLAN #001
                                 EIN 38-3438092

                                                (c) DESCRIPTION OF
                (b) IDENTITY OF                 INVESTMENT INCLUDING
                ISSUE, BORROWER,                MATURITY DATE, RATE OF           (e)
                  LESSOR, OR                INTEREST, COLLATERAL, PAR OR       CURRENT
(a)              SIMILAR PARTY                      MATURITY VALUE               VALUE
---       ------------------------------     ---------------------------     --------------
          POOLED SEPARATE ACCOUNTS
  *       JH Lifestyle Balanced                              1,298 units        $ 239,889
  *       JH Lifestyle Growth                                  595 units          160,263
  *       JH T. Rowe Price Sci & Tech                        2,539 units           86,628
  *       JH Fidelity Advisor Div Growth                     1,619 units           82,786
  *       JH PIMCO Total Return                              5,301 units           80,587
  *       500 Index Fund                                        94 units           62,102
  *       JH T. Rose Price Blue Chip                         1,407 units           60,676
  *       JH Energy                                            668 units           43,159
  *       JH Lifestyle Moderate                                267 units           37,840
  *       JH American Funds Am Balanced                      1,845 units           36,011
  *       JH Lifestyle Aggressive                              106 units           30,837
  *       Total Stock Market Index Fund                      2,244 units           27,130
  *       JH Money Market                                      265 units           26,674
  *       JH MFS Utilities                                   1,943 units           26,657
  *       JH Scudder Intl Select Equity                      1,076 units           23,709
  *       JH Oppenheimer Developing Mkt                        607 units           20,566
  *       JH American Funds Growth Fund                        648 units           20,045
  *       JH Franklin Balance Sheet                            213 units           19,583
  *       JH Lifestyle Conservative                            114 units           17,342
  *       JH Short-Term Federal                                925 units           15,215
  *       JH Scudder RREEF Real Estate                         155 units           14,987
  *       JH Merrill Lynch Large Value                         768 units           14,162
  *       JH American Funds EuroPacific                        272 units           11,866
  *       JH Davis Financial                                   257 units           11,350
  *       JH T. Rowe Sml Cap Val                               237 units            9,971
  *       Emerging Growth Fund                                 413 units            7,771
  *       JH Excelsior Value & Restruct                        157 units            7,603
  *       JH Allianz RCM Global Tech                           195 units            7,578
  *       JH American Century Small Co.                        627 units            7,187
  *       JH T. Rowe Price Spectrum Inc.                       245 units            5,813

                                                                                (Continued)

                        COMMUNITY SHORES BANK 401(k) PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2005

                                    PLAN #001
                                 EIN 38-3438092

                                                    (c) DESCRIPTION OF
                (b) IDENTITY OF                     INVESTMENT INCLUDING
                ISSUE, BORROWER,                    MATURITY DATE, RATE OF           (e)
                  LESSOR, OR                     INTEREST, COLLATERAL, PAR OR       CURRENT
(a)              SIMILAR PARTY                          MATURITY VALUE               VALUE
---       ---------------------------------      ---------------------------     ---------------
          POOLED SEPARATE ACCOUNTS
  *       JH Oppenheimer Global                             161 units              $      5,780
  *       JH Smith Barney Agg Growth                        115 units                     5,491
  *       JH David New York Venture                          96 units                     2,586
  *       Intl Equity Index Fund                            125 units                     1,680
  *       JH Salomon Bros High Yield                         28 units                       659
  *       JH Mason Street High Yld Bond                      54 units                       653
  *       JH Mason Street Select Bond                        60 units                       649
  *       JH PIMCO Global Return                             55 units                       632
  *       JH American Funds Inv Co Am                         7 units                       223
  *       JH PIMCO Real Return                               13 units                       182
  *       Small Cap Index Fund                               10 units                       164
  *       Quantitative Mid Cap Fund                            1 unit                        50
  *       JH Mutual Beacon                                     1 unit                        51
                                                                                   -------------

          TOTAL POOLED SEPARATE ACCOUNTS                                              1,234,787

          COMMON STOCK
  *       Community Shores Bank Corporation       40,249 shares of common
                                                   stock                                 609,370

  *       Participant loans                       Loan, maturity 3 years,
                                                    interest rate 5.75%,
                                                  collateral - participant
                                                      account balances                     5,886

          GUARANTEED INVESTMENT CONTRACT
  *       Guarantee Interest Account             801 units, interest
                                                   rate of 3.55%                             801
                                                                                    ------------

          TOTAL INVESTMENTS                                                         $  1,850,844
                                                                                    ============

(a) An asterisk in this column identifies a person known to be a party-in-interest.

Exhibits:


EXHIBIT NO.                           EXHIBIT DESCRIPTION
-----------     ----------------------------------------------------------------
   23           Independent Auditors' Consent.

 32.1           Certification of chief executive officer Pursuant to Section 906 of the
                Sarbanes-Oxley Act of 2002.

 32.2           Certification of chief financial officer Pursuant to Section 906 of the
                Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        COMMUNITY SHORES BANK 401(K) PLAN

Date:  June 27, 2006              /s/ Tracey A. Welsh
                                  --------------------------------------
                                      Tracey A. Welsh, Trustee